EXHIBIT 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                Fresenius Medical Care AG
                                             Investor Relations
                                             Else-Kroner-Str. 1
                                             D-61352 Bad Homburg

                                             Contact:

                                             Oliver Maier
                                             ------------
                                             Phone:     + 49 6172 609 2601
                                             Fax:       + 49 6172 609 2301
                                             E-mail:    ir@fmc-ag.com

                                             North America:
                                             Heinz Schmidt
                                             -------------
                                             Phone:     +  1 781 402 9000
                                                               Ext.: 4518
                                             Fax:       +  1 781 402 9741
                                             E-mail:    ir@fmc-ag.com

                                             Internet: http://www.fmc-ag.com
                                                       ---------------------


                                             February 8, 2006


                  Final Results of Preference Share Conversion
             First trading day of KGaA shares including new ordinary
                     shares scheduled for February 13, 2006


Bad Homburg, Germany - February 8, 2006 - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the final results of the Company's preference share conversion offer. During the four-week conversion period which ended February 3, 2006, 26,629,422 preference shares were tendered for conversion. This represents approximately 96% of all outstanding preference shares. This number includes 699,949 preference shares represented by American Depositary Shares (ADS), which represents approximately 92% of all the outstanding preference ADS as of February 3, 2006. Three preference ADSs represent one preference share.

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

In connection with the conversion, preference shareholders had to pay a conversion premium of (euro)9,75 per tendered preference share ((euro)3.25 per preference ADS) to the Company. Upon effectiveness of the conversion Fresenius Medical Care will receive total gross proceeds of approximately (euro) 260 million.

The transformation of the legal form of the Company from an Aktiengesellschaft into a partnership limited by shares (Kommanditgesellschaft auf Aktien - KGaA) is scheduled for the evening of Friday, February 10, 2006. The transformation will become effective upon registration with the commercial register of the local court (Amtsgericht), in Hof an der Saale (Germany).

Monday, February 13, 2006, is scheduled to be the first trading day of the Fresenius Medical Care AG & Co. KGaA shares including the new ordinary shares, on German stock exchanges and the first trading day of Fresenius Medical Care AG & Co. KGaA ADSs on the New York Stock Exchange.

Anticipated Time Schedule:
--------------------------

February 10, 2006     Scheduled trading stop of Fresenius Medical Care AG
                      preference and ordinary shares and preference shares tendered for conversion will continue from 05:30 p.m.
                      Central European Time onwards. Thereafter, the transformation into KGaA and conversion become effective.

February 13, 2006     First trading day of the shares of Fresenius Medical Care
                      AG & Co. KGaA; First trading day of American Depositary
                      Shares (ADS) of Fresenius Medical Care AG & Co. KGaA on the New York Stock Exchange.

At the earliest:
February 13, 2006     Delivery of new ordinary shares resulting from conversion.

Fresenius Medical Care AG, February 8, 2006                              2 of 3

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


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